

Mail Stop 4631

October 1, 2015

<u>Via E-mail</u>
Mr. Timothy B. Page
Chief Financial Officer
CAI International, Inc.
1 Market Plaza, Suite 900
San Francisco, California 94105

> **Re: CAI International, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed February 27, 2015**
> **File No. 1-33388**

Dear Mr. Page:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Item 6. Selected Financial Data, page 28</u>

1. We note that you are presenting Adjusted EBITDA as a performance measure. Please provide us with a comprehensive explanation as to why management believes presenting a measure that adds the receipt of principal payments from direct financing leases that (i) are recognized in the investing activities category of the consolidated statements of cash flows and (ii) will never be reflected in your GAAP results of operations results in a useful measure of your operating performance. Please refer to Item 10(e)(i)(C) of Regulation S-K for guidance.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30</u>
<u>Liquidity and Capital Resources, page 35</u>

2. Please expand your disclosures of the amount available for borrowing under your revolving credit facilities to confirm that the disclosed amounts for both facilities are available after

considering the collateral requirements and debt covenants or to disclose the amounts that are available after these two considerations to allow investors to better understand your sources of cash flow.

(2) Summary of Significant Accounting Policies, page 55
(d) Rental equipment, page 56

3. Please expand your disclosures to provide the carrying value of each type of equipment held for each period presented. In this regard, we note that the various types of equipment have differing purchase prices, residual values, depreciable life, and exposure to changes in purchase price. Please refer to ASC 360-10-50-1 for guidance.

(15) Segment and Geographic Information, page 72

4. Please disclose the factors used to identify your reportable segment, including the basis of your organization. Please refer to ASC 280-10-50-21 for guidance. As part of your response, please tell us why equipment management no longer meets the requirements of a reportable segment.

5. We note that you lease two categories of containers, dry van containers and specialized equipment, and also railcars. Please disclose revenues from external customers for these three types of products that you lease in accordance with ASC 280-10-50-40, or describe the similarities and differences between these products to help us understand why you are not providing the disaggregated disclosure.

6. Please disclose revenues from external customers for the United States and all material, individual foreign countries, including your basis for attributing revenues from external customers to individual countries. In this regard, we note that 88.4% of your net income before income taxes and non-controlling interest was from foreign operations. Please refer to ASC 280-10-50-41 for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and
Construction